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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                        Commission File Number: 001-14148

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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)

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                            3100 CANWEST GLOBAL PLACE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F [ ]                                     Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [ ]                                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CANWEST GLOBAL COMMUNICATIONS CORP.


Date: April 12, 2006                    By: /s/ JOHN E. MAGUIRE
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                                            John E. Maguire
                                            Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit
Number    Description
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1         CanWest Global Communications Corp. Interim Consolidated Financial
          Statements For the Three and Six Months Ended February 28, 2006 and
          February 28, 2005 (Unaudited).

2 CanWest Global Communications Corp. Interim Report to Shareholders For the Three and Six Months Ended February 28, 2006.

3 Canwest MediaWorks Inc. Interim Consolidated Financial Statements For the Three and Six Months Ended February 28, 2006 and February 28,
          2005 (Unaudited).

4 Canwest MediaWorks Inc. Interim Report to Shareholders For the Three and Six Months Ended February 28, 2006.